UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ■ Form C/A: Amendment to Offering Statement: John Raymond filed for Chapter 7 bankruptcy in August 2009. The bankruptcy case was discharged in December 2009 and closed in May 2010.
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
MultiVest, Limited Partnership

Legal status of issuer

> *Form*
> Limited Partnership

> *Jurisdiction of Incorporation/Organization*
> Wyoming

> *Date of organization*
> April 6, 2022

Physical address of issuer
1309 Coffeen Avenue, Suite 5107, Sheridan, WY 82801

Website of issuer
mymultivest.com

Name of intermediary through which the Offering will be conducted
ChainRaise Portal, LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised and $0.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Units of Class A Investing Membership Interest Limited Partnership Interests

Target number of Securities to be offered
5

Price (or method for determining price)
$2,000.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
April 25, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: zero (0)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Christopher Sanders

(Signature)

Christopher Sanders

(Name)

Manager of MV Management, LLC, the General Manager and Class M Member

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Christopher Sanders

(Signature)

Christopher Sanders

(Name)

Chief Executive Officer, Manager and Member of MV Management, LLC

(Title)

05/02/2022

(Date)

4

Daniel Asbury Jr.
_____
(Signature)

Daniel Asbury
(Name)

Chief Operating Officer and Member of MV Management, LLC
(Title)

05/02/2022
_____
(Date)

Tim Willie
_____
(Signature)

Timothy Willie
(Name)

Chief Information Officer and Manager of a Member of MV Management, LLC
(Title)

05/02/2022
_____
(Date)

John Raymond
_____
(Signature)

John Raymond
(Name)

Chief Financial Officer and Manager of a Member of MV Management, LLC
(Title)

05/02/2022
_____
(Date)

Richard Reeve

_____
(Signature)

Richard Reeve
_____
(Name)

Chief Governance Officer and Manager of a
Member of MV Management, LLC
_____
(Title)

05/02/2022
_____
(Date)

I, Christopher Sanders, being the founder of MultiVest Limited Partnership, a Limited Partnership (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

Christopher Sanders

_____
(Signature)

Christopher Sanders
_____
(Name)

Manager of MV Management, LLC, the General
Manager and Class M Member

_____
(Title)

05/02/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

<center>

BALANCE SHEET

(unreviewed)

FOR

MULTIVEST, LP A

Wyoming Limited Partnership
as of April 4th, 2022

</center>

ASSETS

CASH IN OPERATING ACCOUNT	$0
CASH IN ESCROW ON DEPOSIT	$0
PROPERTY	$0
IMPROVEMENTS	$0
TOTAL ASSETS	$0

LIABILITIES & EQUITY

LIABILITIES	$0
EQUITY	$0
TOTAL LIABILITIES & EQUITY	$0

AMENDMENT added 05/02/2022

John Raymond filed for Chapter 7 bankruptcy in August 2009. The bankruptcy case was discharged in December 2009 and closed in May 2010.